

Mail Stop 3720

April 29, 2008

James G. Mathews
Vice President and Chief Financial Officer
13625 Technology Drive
Eden Prairie, Minnesota 55344-2252

Re: ADC Telecommunications, Inc.
Form 10-K for Fiscal Year Ended October 31, 2007
Filed December 18, 2007
File No. 000-01424

Dear Mr. Mathews:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2007

General

1. It appears from several pull-down menus on your website that nationals in Cuba, Iran, North Korea, and Syria can request website support, technical support, customer service support, and catalogs and certain other documents, from you. In addition, we note the disclosure on pages 8 and 82 of your Form 10-K that in 2005, 2006, and 2007, you sold products in "EMEA (Africa, Europe (Excluding Germany), Middle East and Africa)," a region that includes Sudan. Your filing does not include any specific information regarding contacts with Cuba, Iran, North Korea, Syria, and Sudan, countries that are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, technology, and services that you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

2. In future Form 10-K filings, we encourage you to include an introductory section or overview to your management's discussion and analysis. This overview section should provide investors with an executive level introduction to the company, its products and services, and the matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Among other things, the discussion should provide insight into challenges, risks and opportunities on which management is most focused and discuss any actions being taken to address the same.   See Section III.A. of Release No. 33-8350.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Executive Compensation
Compensation Discussion and Analysis

Key Considerations and Process, page 14

3. It appears that you use the surveys listed for benchmarking purposes. If so, you must identify the companies in the surveys. Please confirm in your response letter that you will comply with our comment in future filings where you use the

surveys to benchmark elements of your named executive officers' compensation. See Regulation S-K Item 402(b)(2)(xiv).

Application to our Fiscal Year 2007 Executive Compensation Program

Long-Term Equity Incentives in Fiscal year 2007, page 20

4. On page 21, you disclose that vesting of restricted stock units with performance-based vesting, or PSUs, is contingent on the achievement of a three-year cumulative pre-tax GAAP earnings per share target established by the compensation committee. In future filings, please disclose the performance target that must be reached for vesting of PSUs. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. If you believe you have a sufficient basis to keep the information confidential, discuss in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance target. Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm.

Additional Information and Considerations

The Role of the Compensation Committee and its Use of Advisors, page 23

5. In the future, please discuss in more detail the role of your compensation consultant in your compensation processes and decisions, including, among other things, more disclosure regarding the material elements of the instructions or directions given to the consultant with respect to the performance of its duties. See Item 401(e)(3)(iii) of Regulation S-K.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jorge A. Rivera, Attorney-Advisor, at (202) 551-3786, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3815 with any questions.

Sincerely,

Larry Spirgel
Assistant Director